July 7, 2022

Isabel Rivera

Office of Real Estate & Construction

Division of Corporation Finance

Re:	ADPI Fund I, LLC
Form 1-A
Filed April 29, 2022
File No. 024-11872

Ms. Rivera:

Please see below for responses to the Division’s letter dated May 24, 2022 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed July 7, 2022 (“Amendment”), as further herein detailed.

Cover Page

1. It appears that your Bonus Share Program bifurcates your offering. In the first part of the offering, the Bonus Share Program discounts, by varying degrees, the offering price paid by all investors for your Class A membership interests until you raise $1 million. The second part offers interests at full price unless an investor purchases $75,000 or more, in which case the Bonus Share Program applies various discounts. This bifurcation is an impermissible delayed primary offering of the Class A membership interests sold after you raise $1 million. Please revise so that your offering is in compliance with Rule 251(d)(3)(i)(F) of Regulation A.

The company has changed the structure of its offering to allow for a Class A Unit and a Class B Unit, with sponsor units now being represented by Class C. The Company will offer $1M in Class A Units, with tiered pricing, and $9M in Class B Units, with a different tiered pricing system. Class A and Class B Units will be offered at the same time (meaning, investors can choose Class A or Class B and sale of Class B Units is not contingent on sale of Class A) upon qualification of the Offering Statement by the Division without a delay in the sale of either Class. The foregoing changes have been made throughout the Amendment, subscription agreement and operating agreement.

Summary, page 5

2. We note the reference on page 5 to reimbursement for expenses. Please revise to provide an approximate range of the quarterly or annual reimbursements you anticipate paying the manager. Additionally, revise to provide a detailed description of the "underwriting process."

The offering circular has been amended to address these points.

3. We note the statement on page 2 that proceeds will be placed in a segregated account until the minimum offering amount has been raised. We also note the risk factor on page 11. It is unclear how your segregated account is consistent with the conditions in Exchange Act Rules 10b-9 and 15c2-4. Please revise or advise.

The offering circular has been revised to delete the risk factor and to make clear that, in compliance with Rule 10b-9, the offering will be terminated and investor funds promptly returned without interest or deduction if the minimum offering amount has not been raised by the date six months from qualification by the SEC. As the company is not using a broker dealer, the company believes Rule 15c2-4 would not apply.

Dilution, page 18

4. Please revise your discussion of dilution to include a comparison of the public contribution under the proposed public offering and the average effective cash contribution of your manager.

The offering circular has been revised to make clear that the manager has paid no cash consideration for its Class C membership interests as compared to the price to be paid by investors.

Plan of Distribution and Selling Securityholders, page 18

5. We note your disclosure on pages 1, 6, and 19 that your manager may waive the minimum investment of $500 on a case-by-case basis. Please provide additional disclosure regarding the criteria, if any, that the manager intends to use in determining whether to waive the minimum investment.

We have deleted these references so that the minimum investment may not be waived.

Description of Business, page 23

6. We note your disclosure on pages 5 and 23 that you intend to purchase "B and C class multifamily, self-storage, mobile home park and other real estate assets in Tier 2 and 3 markets." Please provide a definition or description of what constitutes "B and C class" properties and "Tier 2 and 3 markets."

The offering circular has been amended to add these descriptions in the Description of Business section with reference to such section in the Summary section.

7. We note your disclosure regarding your "oral agreement with ADPI to access its member base and use its trademarks and logos." Given this is a public offering, please clarify whether and how accessing the ADPI member base is expected to provide a material amount of investment. In addition, please file the agreement as an exhibit to your offering statement. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of Regulation S-K.

The offering circular has been amended to provide such description and exhibit. However, please note that the company and ADPI have since formalized their agreement in writing, which written agreement is included as an exhibit.

8. We note the statement on page 23 that "ADPI Capital™ was formed by a select group of ADPI executives." Please revise to identify any officers, directors, employees, and Advisory Council members who are affiliated with ADPI. In this regard, it appears Mr. La Barr is an author of the Military House Hacking book promoted in the test-the-waters materials. Additionally, please revise Interest of Management and Others in Certain Transactions on page 29 to address applicable arrangements and agreements between you and ADPI, including the operating agreement, as it appears members of your management are also members of ADPI Capital. In this regard, please clarify whether the "vast network of professional operators [used] to source and operate our properties" includes affiliates.

The offering circular has been revised to be more clear that all company management and advisory council members are affiliated with ADPI but that not all ADPI affiliates are affiliated with the company.

The related party section has also been updated.

2

Directors, Executive Officers and Key Employees of Our Manager, page 28

9. Please revise this section to specifically disclose management’s business experience over that past five years and include dates of employment. Please refer to Item 10(c) of Part II of Form 1-A.

10. We note your disclosure on page 25 that "[y]our manager expects that its management will not devote full time to our operations at all times." Please disclose the number of hours per week or month that management will dedicate to your operations. Refer to Item10 of Form 1-A.

11. We note your disclosure on page 29 regarding your Advisory Council. Please discuss how you determined who would be a member of your Advisory Council, the nature of the commitment from the members of the Advisory Council to provide services to you, and whether and when the Advisory Council will meet as a group. Please also disclose all compensation arrangements for the Advisory Council, if applicable. We note, for example, your reference on page 9 to a "remuneration package for Advisory Council members."

The foregoing disclosures have been added to “DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF OUR MANAGER” in the amendment.

Security Ownership of Management and Certain Securityholders, page 29

12. Please include information about security ownership in the format specified in Item 12 of Form 1-A.

The applicable information has been added in table for in the Amendment.

Prior Performance, page 30

13. We note the statement that your manager and its affiliates do not have prior experience raising money for or operating a real estate fund, "although they have participated in and raised funds for real estate syndications." Please revise in quantitative and qualitative terms to further clarify the timing, location, and nature of the activities undertaken to raise funds and engage in "syndications." Additionally, we note statements in the test-the- waters materials that your Advisory Council members have raised $49 million, own $122 million of real estate and have 2,461 "units under management." We also note the details regarding "example deals." Revise to clarify the extent to which, if at all, the Advisory Council members will contribute to your operations and the basis on which they are expected to do so. For example, if there is no obligation or more than de minimis compensatory incentive to contribute to your operations, it is unclear why you include the highly promotional and detailed information about their past performance and deals.

Additional prior performance tables and disclosures have been added to the “Prior Performance” section. A description of the contributions expected from Advisory Council members has been added to the “DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF OUR MANAGER” section to clarify why we would add their experience to the test the waters materials since they will be involved in the selection and disposition of properties and past deals have been removed from test the waters materials.

3

Securities Being Offered, page 30

14. It appears from your operating agreement that the alternative dispute resolutions provision may apply to federal securities law claims. Please clarify whether this provision applies to claims arising under the Securities Act or Exchange Act and, if so, please disclose that there is uncertainty as to whether a court would enforce such a provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The disclosures in “Description of Securities” have been updated to include the SEC’s position on indemnification under the Securities Act and to clarify that investors cannot be asked to waive their rights under the securities laws. A disclosure in the “Risk Factors” section has been added to discuss concurrent jurisdictions with federal and state courts. A disclosure stating investors cannot be made to waive claims under securities laws has also been added to “Plan of Distribution…”.

Exhibits

15. We note the testing the waters materials filed as Exhibit 13.1. The materials contain promotional information regarding targeted return rates (for example "12% to 14% Total Return"), assumed quarterly distributions, "1.7 to 1.9 expected equity multiple," and "example deals" with highly promotional statements, such as "45% IRR" even though it appears you have no connection to such deals. Given unanticipated expenditures, uncertainty regarding a wide array of factors such as future macro events, tenant occupancy and payments, as well as resale values, and the fact that you are a blind pool with no operating history, it appears these promotional statements and expected returns cannot be reasonably substantiated. Please remove these statements and refile the materials or provide a detailed analysis for each statement that supports your ability to project the amount and forecast and explains their relation to you. Any such substantiation would need to include detailed explanations of the assumptions underlying each projection and representation.

While we feel that such statements referenced above are supported, especially those based on historical data, such information has been removed from Exhibit 13.1, which has been re-filed, and our website. Please note that the example deal producing a 45% IRR was sponsored by Adam La Barr, managing member of our manager.

16. With respect to the references to "regular cash flow" and "quarterly distributions," please advise us on what basis these statements are made given you state on page 6 of the offering circular that the manager has "sole discretion" of what distributions, "if any," are made to our members.

The discussion of discretion of the manager was due to the fact that the manager has the discretion to determine the amount of Distributable Cash, if any, that is available for distribution and quarterly distributions are subject to the availability of Distributable Cash. In any case, it is the intent that the company will make quarterly distributions so long as there is available Distributable Cash. The disclosures and test the waters materials have been amended to try to better reflect this understanding.

4

17. We refer you to Sections 3(d) and 4(j) of the subscription agreement. Please remove these and other provisions requiring investors to read or acknowledge that they have read or understand the offering statement or any disclaimers or legends.

Per conversations with the Division, we have not removed this language but rather made clear that despite such language, investors are not waiving their rights to bring claims under the securities laws.

General

18. Please provide material disclosure from Industry Guide 5, including with respect to suitability standards, conflicts of interest, and prior performance.

The Amendment has amended its disclosures on suitability standards in the “Plan of Distributions…” section and its prior performance disclosures per above comment from the Division. The Amendment includes additional conflicts of interests disclosures in the “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” in addition to those already included in the “Risks Factors” section. Other Guide 5 disclosures are already contained or have been added throughout the offering circular.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

5